FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Omega Navigation Enterprises, Inc. on May 19, 2008.

EXHIBIT 1

Omega Navigation Enterprises, Inc. Announces Agreement to Acquire Two Newbuilding Double Hull Handymax Product Tankers Expanding Fleet to 15 Vessels

Piraeus, Greece, May 19, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it has agreed to acquire two resale newbuilding double hull handymax oil product/chemical IMO III tankers for $55.5 million each from an unaffiliated third party. The vessels each have a capacity of approximately 47,000 dwt and are both currently under construction at Hyundai Mipo Shipyard, South Korea. The first vessel is expected to be delivered on or about the second quarter of 2009 and the second vessel is expected to be delivered on or about the third quarter of 2010.

Payment terms provide for a 10% deposit payment, payable now, and the balance of 90% at the respective deliveries of each vessel. The Company has secured bank financing at competitive terms for 90% of the deposit payment and 75% of the entire purchase price.

Each vessel has currently secured employment to ST Shipping, a subsidiary of Glencore International, AG, under a three year time charter commencing at the time of delivery at a gross daily rate of $21,135. The time charters on both vessels include profit sharing arrangements settled on a quarterly basis, pursuant to which earnings from the vessels in excess of $21,135 per day will be divided equally between owners and ST Shipping.

With the addition of these two vessels, Omega’s fleet will expand to 15 product tankers, including seven newbuilding handymax vessels, expected to be delivered between the second quarter 2009 and early 2011, with a total deadweight capacity of 791,358 dwt.

George Kassiotis, President and CEO of Omega commented: “We are pleased to announce the addition of two high specification newbuilding vessels to our fleet.  These acquisitions are in line with our growth strategy.

The delivery of these two newbuildings, along with the delivery of the previously announced five newbuilding handymax product tankers, will expand our fleet to a total of 15 vessels. These acquisitions expand our revenue generation capacity and improve the longevity and quality of our earnings helping us to maintain one of the youngest and most modern fleets in the industry. It is worth pointing out that these new deliveries will take place at a time when newbuilding berths for product tankers are not expected to be available until much later.

I would like to add that the financing for the two newbuildings is structured in such a way that optimizes the use of our cash flow and protects our quarterly dividend payout policy. The 90% of the purchase prices and the respective financing are due when the vessels will be delivered to us and will commence earning revenue.

We are also pleased to announce that we have already secured three year time charters for these vessels with ST Shipping, a subsidiary of Glencore International, AG, at strong rates, thereby expanding our revenue and earnings with transparent and stable cash flows. In addition to the base rates described above, we have a profit sharing arrangement with ST Shipping, offering upside potential, similar to the ones on our existing charters, which have proven successful. These charters will further expand our existing relationship with one of the largest oil traders in the industry.

In conclusion, we believe that with these acquisitions we reinforce our Company’s overall growth strategy and positions us as a major participant in the product tanker market.”

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt which are chartered out under three-year time charters with an average age of less than three years. In addition to the contracts announced today, the company has also announced the signing of shipbuilding contracts to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011. With the addition of these seven vessels, Omega’s fleet will expand to 15 product tankers with a total deadweight capacity of 791,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: omeganavigation@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  May 19, 2008

  By:

 /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer